UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Amendment No. 3)*
Under the Securities Exchange Act of 1934

AQUABOUNTY TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

UO387J108
(CUSIP Number)

Third Security, LLC 1881 Grove Avenue Radford, Virginia 24141 Attention: Marcus E. Smith, Esq. (540) 633-7900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to: Intrexon Corporation Attention: Legal 20374 Seneca Meadows Parkway Germantown, Maryland 20876 (301) 556-9809

October 25, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box   ☐ .

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. UO387J108	Page 2 of 6
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
RANDAL J. KIRK

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
837,554

	8	SHARED VOTING POWER
8,239,199

	9	SOLE DISPOSITIVE POWER
837,554

	10	SHARED DISPOSITIVE POWER
8,239,199

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,076,753

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
60.1%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. UO387J108	Page 3 of 6
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
INTREXON CORPORATION I.R.S. IDENTIFICATION NO.: 26-0084895

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,239,199

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,239,199

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,239,199

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
54.6%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. UO387J108	Page 4 of 6
This Amendment No. 3 (the “Amendment”) amends and supplements the Statement on Schedule 13D, dated January 18, 2017 and filed on January 20, 2017, as amended by Amendment No. 1, dated July 24, 2017 and filed on July 26, 2017, and as amended by Amendment No. 2 dated January 17, 2018 and filed on January 19, 2018 (the “Original Schedule 13D”), relating to the Common Stock, par value $0.001 per share (the “Common Stock”), of AquaBounty Technologies, Inc., a Delaware corporation (the “Company”).  Mr. Randal J. Kirk (“Mr. Kirk”), and Intrexon Corporation, a Virginia corporation that may be deemed to be controlled by Mr. Kirk (“Intrexon” and, together with Mr. Kirk, the “Reporting Persons”) are filing this Amendment to disclose the exercise of a warrant to purchase 1,538,461 shares of Common Stock by Intrexon, pursuant to a Warrant Exercise Agreement dated October 24, 2018 and funded on October 25, 2018 (the “Warrant Exercise Agreement”).  Pursuant to the Warrant Exercise Agreement (i) in accordance with the terms of this warrant, the exercise price with respect to this warrant was reduced from $3.25 per share to $2.00 per share,  and (ii) an aggregate of 2,250,461 shares of Common Stock were issued to Intrexon and other warrant holders in connection with the exercise of such warrants (the “Warrant Transaction”).

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

On October 24, 2018, Intrexon entered into a Warrant Exercise Agreement with the Company, pursuant to which, on October 25, 2018, Intrexon exercised its warrant to purchase 1,538,461 shares of Common Stock, at a purchase price of approximately $3,076,922, or $2.00 per share.  Pursuant to the Warrant Exercise Agreement, in accordance with the terms of this warrant, the exercise price with respect to this warrant was reduced from $3.25 per share to $2.00 per share.

The foregoing description of the Warrant Exercise Agreement is only a summary and is qualified by reference to the Form of Warrant Exercise Agreement, which is filed as Exhibit 1 hereto.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Items 3 and 6 is incorporated herein by reference.

Intrexon acquired the shares issued in connection with the exercise of the warrant as disclosed herein for investment purposes.

Item 5.	Interest in Securities of the Issuer.

The information contained on the cover pages to this Statement and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

(a) and (b)          See Items 11 and 13 of the cover pages to this Statement for the aggregate number of shares and percentage of issued and outstanding shares of Common Stock owned by the Reporting Persons. The percentage ownership is calculated based on 12,848,376 shares of Common Stock issued and outstanding as of August 3, 2018, as disclosed by the Company in its Quarterly Report on Form 10-Q for the period ended June 30, 2018, increased by 2,250,461 shares of Common Stock issued in connection with the Warrant Transaction.

CUSIP No. UO387J108	Page 5 of 6
Reporting Person	Amount of Common Stock Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Randal J. Kirk	9,076,753	60.1%	837,554(1)	8,239,199	837,554(1)	8,239,199
Intrexon Corporation	8,239,199	54.6%	--	8,239,199	--	8,239,199

(1)
Includes 634,994 shares of Common Stock held by various entities that are managed by Third Security, LLC, a Virginia limited liability company that is managed by Mr. Kirk (“Third Security”), none of which beneficially owns more than 5.0% individually.

Mr. Kirk could be deemed to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by Intrexon and those shares held by entities managed by Third Security.

(c)             Except as set forth in this Statement, none of the Reporting Persons have engaged in any transactions in the Common Stock in the past 60 days.

(d)-(e)	Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons’ responses to Items 3, 4 and 5 are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1
Form of Warrant Exercise Agreement, dated as of October 24, 2018, by and among AquaBounty Technologies, Inc., Intrexon Corporation and certain other warrant holders (filed as Exhibit 10.1 to the Current Report on Form 8-K dated October 24, 2018 and filed on October 25, 2018, and incorporated herein by reference)

Exhibit 2	Joint Filing Agreement, dated as of October 29, 2018, by and between Mr. Kirk and Intrexon

CUSIP No. UO387J108	Page 6 of 6
SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  October 29, 2018

/s/ Randal J. Kirk
Randal J. Kirk

INTREXON CORPORATION

By:	/s/ Randal J. Kirk
Randal J. Kirk
Chief Executive Officer

EXHIBIT INDEX

Exhibit 1
Form of Warrant Exercise Agreement, dated as of October 24, 2018, by and among AquaBounty Technologies, Inc., Intrexon Corporation and certain other warrant holders (filed as Exhibit 10.1 to the Current Report on Form 8-K dated October 24, 2018 and filed on October 25, 2018, and incorporated herein by reference)

Exhibit 2	Joint Filing Agreement, dated as of October 29, 2018, by and between Mr. Kirk and Intrexon